POLYMET MINING CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Years ended December 31, 2022 and 2021

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at March 23, 2023 should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. and its subsidiaries (together “PolyMet” or the “Company”) for the years ended December 31, 2022 and 2021 and related notes attached thereto, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  All amounts are expressed in United States (“U.S.”) dollars unless otherwise indicated.

Cautionary Note Regarding Forward Looking Statements

This Management's Discussion and Analysis ("MD&A") contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.

Forward-looking statements are not, and cannot be, a guarantee of future results or events. Forward looking statements are based on, among other things, opinions, assumptions, estimates and analyses that are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking statement.

All statements in this MD&A that address events or developments that PolyMet expects to occur in the future are forward-looking statements and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur.

These forward-looking statements include, but are not limited to, PolyMet's objectives, strategies, intentions, expectations, including the need for copper and other products and commodities that the Company will produce and sell, production, costs and inflationary impacts, capital and exploration expenditures, including estimated economics of future financial and operating performance, expected receipt of regulatory approvals and the expected timing thereof, expected receipt or completion of feasibility studies and other studies and the expected timing thereof, the anticipated benefits of the 50:50 joint arrangement transaction (the "Joint Arrangement") with Teck American, Inc., a subsidiary of Teck Resources Limited (together "Teck") and the Company's expectations with respect to the future development of the NorthMet and Mesaba projects; the timing and closing of the financings required pursuant to the Joint Arrangement, proposed or expected changes in regulatory frameworks and their anticipated impact on the Company's business, and impacts on the Company's environmental, community, health and safety initiatives.  All forward-looking statements in this MD&A are qualified by this cautionary note.

The material factors or assumptions applied in drawing the conclusions or making forecasts or projections set in the forward-looking statements include, but are not limited to:

  various economic assumptions, in particular, commodity prices, interest rates, inflation and capital cost estimates;
  certain operational assumptions, including mill recovery, operating scenarios;
  acts of foreign or domestic governments and the outcome of legal proceedings;
  construction costs and schedules; and
  assumptions related to timing and certainty of the environmental review and permitting process.

The risks, uncertainties, contingencies and other factors that may cause actual results and events to differ materially from those expressed or implied by the forward-looking statement may include, but are not limited to, risks generally associated with the mining industry, such as: economic factors (including future commodity prices, currency fluctuations, inflation rates, energy prices and general cost escalation); uncertainties related to the development of the NorthMet and Mesaba projects; dependence on key personnel and employee relations; risks relating to political and social unrest or change, operational risk and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks; failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated; compliance with governmental and environmental regulations; the outcome of ongoing litigation in connection with permits and decisions for the NorthMet and Mesaba projects; the potential impact of COVID-19 and its variants on PolyMet, risks associated with obtaining all approvals, (including, without limitation, from regulatory authorities), in a timely manner and on satisfactory terms to complete the Joint Arrangement, risks associated with the announcement of the Joint Arrangement and the dedication of substantial resources of the Company to the completion of the Joint Arrangement which may have a negative impact on PolyMet's ongoing business operations and future financial condition and prospects, as well as other factors identified and as described in more detail under the heading "Risk Factors" in Item 5 of the Annual Information Form. The list is not exhaustive of the factors that may affect the forward-looking statements.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities PolyMet will derive therefrom. The forward-looking statements reflect the current expectations regarding future events and operating performance and speak only as of the date hereof and PolyMet does not assume any obligation to update the forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Note to United States Readers Regarding Resource and Reserve Estimates

Mineral reserves and mineral resources presented in this MD&A have been estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources ("CIM") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. However, if the Company either ceases to be a "foreign private issuer" or ceases to be entitled to file reports under the MJDS and the CIM Definition Standards, then the Company will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure the Company provides on its mineral properties in this annual report on Form 40-F and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured", "indicated" and "inferred" mineral resources. In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM definitions, as required by NI 43-101.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, United States investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" of PolyMet are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Summary of Business

PolyMet is a TSX and NYSE American listed issuer engaged in the exploration and development of natural resource properties.  The Company's primary mineral property and principal focus is the commercial development of its NorthMet Project (the "NorthMet Project" or "NorthMet"), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt, platinum, palladium, gold and silver mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex, one of the largest undeveloped mineral resources in the world.  An updated technical report and feasibility study published in December 2022 confirmed the technical and economic viability, positioning the NorthMet Project as the most advanced of the four large scale deposits in the Duluth Complex: namely, from west to east, NorthMet, the Mesaba Project (formerly owned by Teck and which now is held in NewRange Copper Nickel LLC of which PolyMet owns 50%), Serpentine (owned by Encampment Resources) and Maturi (owned by Twin Metals Minnesota, a wholly owned subsidiary of Antofagasta plc).

The Company acquired a former taconite processing facility in 2005 which is located about six miles west of the NorthMet ore body and comprises a crushing and milling facility, railroad and access rights connecting the plant site to the NorthMet ore body, tailings storage facilities, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and lands to the east and west of the existing tailings storage facilities.

PolyMet completed a land exchange with the U.S. Forest Service ("USFS") in June 2018 and now controls approximately 30 square miles of contiguous surface rights stretching from west of the processing facility to east of the proposed East Pit at NorthMet.

PolyMet received its Permit to Mine from the State of Minnesota in November 2018, a crucial permit for construction and operation of the NorthMet Project.  The Minnesota Department of Natural Resources ("MDNR") also issued all other permits for which the Company applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval.  In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency ("MPCA") in December 2018.  Further, PolyMet received the federal Record of Decision ("ROD") and Clean Water Act Section 404 Wetlands Permit from the U.S. Army Corps of Engineers ("USACE") in March 2019, which was the last key permit or approval needed to construct and operate the NorthMet Project.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

Legal challenges contesting various aspects of state and federal permits and decisions are ongoing and have delayed the NorthMet Project timeline.  All legal challenges that have reached a final determination have been in favor of the Company and of the more than 20 permits issued, only three (Permit to Mine, NPDES/SDS Permit, Section 404 Permit) remain on hold.

See additional discussion in the sections below.

Summary of Recent Events and Outlook

Highlights and Recent Events

On February 27, 2023, the Company filed a notice and circular for an offering of rights ("Right") to holders of common shares of the Company to raise $195.4 million in gross proceeds (the "Rights Offering") to repay all outstanding convertible debt and promissory notes due to Glencore, to fund PolyMet's portion of the Joint Arrangement initial work program and to fund general corporate activities.

On February 14, 2023, the Joint Arrangement transaction closed and the Company and Teck became equal owners in NewRange Copper Nickel LLC (formerly Poly Met Mining, Inc.) ("NewRange").  The Company and Teck are responsible for funding their pro rata share of costs relating to the NorthMet and Mesaba projects. PolyMet and Teck have committed to an initial work program with an estimated budget of $170 million to maintain permits, update feasibility study estimates and undertake detailed engineering to position NorthMet for a development decision following permit clearances.

On December 30, 2022, the Company published the updated Technical Report under NI-43-101 that confirmed the economic and technical viability of the NorthMet Project.

On November 28, 2022, the Company published a technical report under NI-43-101 on the Mesaba deposit.  Measured and Indicated mineral resources were estimated to be 2,207 million short tons grading 0.428% copper, 0.102% nickel, 34 ppb platinum, 97 ppb palladium, 25 ppb gold, 76 ppm cobalt, and 1.19 ppm silver.

On July 20, 2022, the Company announced that it had entered into an agreement with Teck to form the Joint Arrangement that will place NorthMet and Mesaba resources, containing copper, nickel, cobalt, platinum, palladium, gold and silver, under single management. The two resources account for approximately one-half of the known resources of copper, nickel, cobalt and precious metals in Minnesota's Duluth Complex and are adjacent to each other. The Mesaba Project is progressing baseline environmental studies, resource definition and mineral processing studies.  Further studies and community and tribal consultation will be required to fully define long-term development potential of Mesaba.

In January 2022, the Minnesota Court of Appeals ("MCOA") affirmed key aspects of the NPDES/SDS Permit and ordered the MPCA to consider whether any discharges to groundwater will be the "functional equivalent" of discharges to navigable waters - also known as the "Maui" test.

In December 2021, the MPCA issued supplemental findings supporting its decision to issue the Air Permit in accordance with an order from the MCOA.  The Air Permit is now active.

In April 2021, the Minnesota Supreme Court ("MSC") overturned a lower court's decision finding that no contested case hearing was required for the dam safety permits and limiting the Permit to Mine contested case hearing to one issue regarding the use of bentonite clay at the tailings basin.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

The Company continued to fulfill its safety and environmental obligations, remaining injury-free and complying with the permit requirements during the period.  The NorthMet Project design continues to be assessed for optimization opportunities within the permit criteria.

Net cash used in operating and investing activities during 2022 was $23.198 million.  Primary activities during the period included legal defense of NorthMet permits, engineering and optimization studies, site monitoring and permit compliance, maintenance of existing infrastructure, activities necessary to close the Joint Arrangement with Teck and general corporate purposes.

Goals and Objectives for the Next Twelve Months

PolyMet's objectives include:

  Successfully defend against legal challenges to NorthMet permits;
  Maintain political, social and regulatory support for NorthMet;
  Successfully integrate the Joint Arrangement with Teck;
  Advance study estimates. engineering and construction finance to position NorthMet for a development decision following permit clearances; and
  Progress environmental, resource definition and mineral processing studies, and community and tribal consultation for Mesaba.

The Company continues to explore various sources of debt and equity finance opportunities sufficient to fund its share of construction and generate future profitable operations.  Construction and ramp-up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.  As noted in the "Environmental Review and Permitting" section below, legal challenges contesting various aspects of state and federal permits and decisions are ongoing and have delayed the NorthMet Project timeline; however, the Company continues to make preparations to act on those permits as appropriate.

See additional discussion in the sections below.

Detailed Description of Business

Asset Acquisition

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland-Cliffs Inc. (together "Cliffs"), a former taconite processing facility located approximately six miles west of the NorthMet deposit which includes crushing and milling equipment, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water and power.

Plans are to refurbish, reactivate and, as appropriate, update the crushing, concentrating and tailings storage facilities to produce concentrates containing copper, nickel, cobalt, platinum, palladium, gold and silver.  Once commercial operations are established, the Company may install an autoclave to upgrade nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

In December 2006, additional property and associated rights were acquired from Cliffs sufficient to provide a railroad connection linking the NorthMet deposit and processing facilities.  The transaction also included railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and land to the east and west of the existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions and long-term mitigation plans are included in the Company's environmental rehabilitation provision.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

In June 2018, the Company acquired surface rights over the NorthMet deposit through a land exchange with the USFS using land the Company previously owned.  With the exchange, PolyMet has surface rights, including ownership and other use and occupancy rights, to approximately 30 square miles of land including the land at the mine and processing sites, the transportation corridor connecting those sites and buffer lands.

Mineral rights in and around the NorthMet orebody are held through mineral leases with RGGS Land & Minerals Ltd., L.P. ("RGGS") and LMC Minerals ("LMC").  The RGGS lease covers 5,123 acres.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  The LMC lease covers 120 acres that are encircled by the RGGS property.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  Lease payments to both lessors are considered advance royalty payments and will be deducted from future production royalties payable to the lessor.

On February 14, 2023, the previously announced Joint Arrangement closed and the Company and Teck became equal owners in NewRange formerly Poly Met Mining, Inc.).  NewRange is a stand-alone entity with its own leadership team and staff, overseen by a management committee comprised of an equal number of representatives from Teck and PolyMet. The transaction was first announced on July 20, 2022 and places the respective NorthMet and neighboring Mesaba resources under single management.

The two resources account for approximately one-half of the known resources of copper, nickel, cobalt and precious metals in Minnesota's Duluth Complex and are adjacent to each other. The Mesaba Project ("the "Mesaba Project" or "Mesaba") is progressing baseline environmental studies, resource definition and mineral processing studies.  Further studies and community and tribal consultation will be required to fully define long-term development potential of Mesaba.

PolyMet and Teck each have direct rights to the assets and obligations for the liabilities proportionate to their ownership interests and are responsible for funding their pro rata share of costs related to the NorthMet and Mesaba projects. The owners have committed to an initial work program with an estimated budget of $170 million to maintain permits, update feasibility cost estimates, and undertake detailed engineering to position NorthMet for a development decision following permit clearances, and to advance Mesaba studies.

Under the terms of the Joint Arrangement, all of NorthMet's assets, mineral rights, liabilities, permits and financial assurance obligations continue under NewRange and all of Teck's interest in Mesaba assets, mineral rights and liabilities transfer to NewRange.  NewRange issued new shares to Teck in return for the Mesaba assets contributed.

Accounting for the February 14, 2023 transaction will be finalized for the three months ended March 31, 2023.  Preliminary valuation work suggest the Company's investment in NewRange prior to the transaction approximates the Company's share of the net assets of NewRange after the transaction was completed.  During the year ended December 31, 2022, transaction costs of $4.273 million were incurred and expensed as finance costs related to the Joint Arrangement.

Feasibility Study, Mineral Resources and Mineral Reserves

PolyMet published an updated Technical Report under NI 43-101 on the NorthMet Project dated December 30, 2022 (the "NorthMet Technical Report") which confirmed the economic and technical viability of the NorthMet Project.  The report retained the original plans from the 2018 report for the permitted case but included updates to cost estimates for construction and operations.  Proven and Probable mineral reserves were estimated to be 289.1 million short tons grading 0.290% copper, 0.084% nickel, 79 ppb platinum, 270 ppb palladium, 39 ppb gold, 74 ppm cobalt, and 1.07 ppm silver.  These mineral reserves lie within Measured and Indicated mineral resources of an estimated 701.6 million short tons grading 0.252% copper, 0.074% nickel, 67 ppb platinum, 234 ppb palladium, 34 ppb gold, 70 ppm cobalt, and 0.94 ppm silver.  See additional details in the Company's most recent Annual Information Form or the NorthMet Technical Report, both filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

As a condition of closing the Joint Arrangement, PolyMet also published a Technical Report under NI 43-101 on the Mesaba deposit dated November 28, 2022 (the "Mesaba Technical Report").  Measured and Indicated mineral resources were estimated to be 2,207 million short tons grading 0.428% copper, 0.102% nickel, 34 ppb platinum, 97 ppb palladium, 25 ppb gold, 76 ppm cobalt, and 1.19 ppm silver.  See additional details in the Company's most recent Annual Information Form or the Mesaba Technical Report, both filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Environmental Review and Permitting

In November 2015, the MDNR, USACE, and USFS published the FEIS and in March 2016, the MDNR issued its decision that the FEIS met the requirements under the Minnesota Environmental Policy Act.

In January 2017, the USFS issued its Final ROD authorizing the land exchange.  In June 2018, the Company and USFS exchanged titles to federal and private lands, completing the land exchange giving the Company control over both surface and mineral rights in and around the NorthMet ore body and consolidating the Superior National Forest land holdings in northeast Minnesota.

In November and December 2018, the Company received all final state permits for which the Company had applied from the MDNR and MPCA, including the Permit to Mine, dam safety, water appropriations, water quality permit, air emission quality permit, and Section 401 Certification.

In March 2019, the Company received the federal ROD and Section 404 Wetlands Permit from the USACE, which was the last key permit or approval needed to construct and operate the NorthMet Project.

Litigation

Legal challenges contesting aspects of state and federal permits and decisions are ongoing with several challenges outstanding.  All legal challenges that have reached a final determination have been in favor of the Company, and of the more than 20 permits issued, only three (Permit to Mine, NPDES/SDS Permit, Section 404 Permit) remain on hold.  Existing challenges are summarized below:

Permit to Mine

Three lawsuits were filed against the MDNR in December 2018 in the MCOA challenging the Permit to Mine. Three lawsuits challenging the dam safety permits also were filed during this period.  The court subsequently consolidated all six lawsuits into one and later remanded the Permit to Mine and dam safety permits to the MDNR for an open-ended contested case hearing. In April 2021, the Minnesota Supreme Court overturned the lower court's decision, finding that no contested case hearing was required for the dam safety permits and limiting the Permit to Mine contested case hearing to one issue regarding the use of bentonite clay at the tailings basin.  While the MSC decision cleared the dam safety permits, the Permit to Mine remains on hold pending the outcome of the contested case hearing on this narrow issue.  In June and July 2022, the Administrative Law Judge (ALJ) denied all motions by opponents, who had attempted to further delay and expand the scope of the contested case, and the ALJ also ruled that opponents bear the burden of proof. The ALJ scheduled contested case proceedings for the week of March 27, 2023.

NPDES/SDS Permit ("water discharge")

Three legal challenges were filed against the MPCA in early 2019 in the Minnesota Court of Appeals challenging the NPDES/SDS permit. The MCOA subsequently consolidated these cases and later transferred certain procedural challenges to the permit to Ramsey County District Court for an evidentiary hearing.  In September 2020, the District Court found that PolyMet's water discharge permit was issued with no prejudicial procedural irregularities and the ruling was incorporated into the broader challenge to that permit before the MCOA.  On January 24, 2022, the MCOA affirmed key aspects of PolyMet's permit including the MCOA agreeing with the MPCA application of state law governing groundwater discharges; upholding the MPCA conclusion that PolyMet's proposed NorthMet Project has no reasonable potential to violate water quality standards; agreeing with the MPCA's finding that PolyMet's proposed NorthMet Project will not violate Fond du Lac Band of the Lake Superior Chippewa ("Band") water quality standards; and affirming the MPCA denial of mining opponents' requests for a contested case hearing.  The permit was remanded to the MPCA to conduct a functional-equivalence analysis known as the "Maui" test.  Maui is an unrelated U.S. Supreme Court decision made more than a year after the permit was issued in which the court ruled that if a discharge to groundwater that eventually reports to surface water is the "functional equivalent" of a direct surface water discharge, then a federal water discharge permit is required.  The Company's "Maui" evaluation is currently under review by the MPCA. The schedule for final MPCA approval is uncertain, but anticipated by Q3 2023. In the meantime, PolyMet opponents petitioned the MSC to review the MCOA's order, which was subsequently granted by the court. Oral arguments were held November 30, 2022 and a ruling on the case is pending.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

Section 404 Permit ("wetlands")

Two lawsuits were filed in U.S. District Court in Minnesota associated with the section 404 permit issued by the USACE.  In connection with one case, the EPA sought and received a voluntary remand, and it concluded in June 2021 that PolyMet's proposed NorthMet Project "may affect" downstream waters on the Fond du Lac reservation and in the State of Wisconsin.  The MPCA certified in 2018 that the NorthMet Project would not affect in-state water quality under section 401 of the Clean Water Act. The EPA did not disagree with that finding at the time.  However, the Band requested a hearing under section 401(a)(2) of the Clean Water Act.  In the hearing held during May 2022, PolyMet, the Band, and the EPA presented recommendations to the USACE, which will then make a final decision on the NorthMet Project's downstream water quality effects.  Those parties and the public submitted additional comments to the USACE in June 2022.  As noted in the NPDES/SDS Permit summary above, the MCOA agreed with the FEIS finding that PolyMet's proposed NorthMet Project will not violate the Band's water quality standards.  The USACE decision on the 401(a)2 hearing is pending.

In the other U.S. District Court case, opponents are challenging the section 404 permit alleging violations of the National Environmental Policy Act (NEPA) and the Clean Water Act.  The USACE has suspended the wetlands permit pending the outcome of the section 401(a)(2) hearing referenced above and the litigation is stayed.

Air Permit, Part 70 ("air quality")

Two lawsuits were filed in the MCOA challenging the Air Permit.  The MCOA subsequently consolidated these cases and later remanded the Air Permit to the MPCA with instructions to provide more information in support of its decision to issue the permit.  On appeal to the MSC, in February 2021, the MSC ruled in the Company's favor on the most significant legal issue but returned the case to the MCOA to resolve a limited number of items not specifically addressed in the MCOA's original decision.  In July 2021, the MCOA remanded the Air Permit to the MPCA for more explanation on whether the Company intends to build a larger project under its existing permits.  In December 2021, the MPCA issued supplemental findings supporting its original permitting decision and satisfying the MCOA order.  PolyMet opponents subsequently appealed the MPCA's December 2021 findings in January 2022 to the MCOA.  In June 2022, the MCOA granted PolyMet's motion to dismiss the appeal for lack of jurisdiction.  PolyMet opponents subsequently petitioned the MSC for review of the MCOA ruling, which was granted. Oral arguments were held March 1, 2023 and a ruling on the case is pending. The Air Permit remains active.

Other Litigation

The land exchange with the U.S. Forest Service was completed in June 2018.  Four lawsuits challenging the land exchange were filed in U.S. District Court in early 2017 and dismissed in favor of PolyMet in September 2019.  In January 2022 the Fond du Lac Band filed a new lawsuit in U.S. District Court against the USFS alleging violations of the Weeks Act and Treaty Rights, among other issues.  In a separate federal lawsuit, other opponents challenged the land exchange, the USACE permit, and the U.S. Fish and Wildlife Service's Biological Opinion supporting those decisions.  That complaint alleges violations of the Endangered Species Act and Administrative Procedure Act.  PolyMet moved to dismiss both cases, but the court denied those motions in May 2022.  Oral arguments on the motions for dismissal were heard in September; a ruling is not anticipated before Q2 2023. Both cases will now be resolved on summary judgment motions, which are likely to be filed starting in Q3 2023. There are no restrictions on PolyMet's use of the respective lands.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements resulting in the following financial interests as at December 31, 2022:

  Equity - 72,008,404 common shares of the Company acquired between 2009 and 2019 representing 71% of the Company's issued shares;
  Convertible debt - $80.0 million initial principal unsecured convertible debentures due March 31, 2023 (subsequently extended to the rights offering closing date); and
  Promissory note - $10.0 million initial principal note due on rights offering closing date.

On July 19, 2022, Glencore committed to support PolyMet's respective portion of the initial work program required under the Joint Arrangement and certain other costs and expenses in an amount of up to $105 million.  Pursuant to the commitment by Glencore, Glencore agreed to fully backstop a rights offering by PolyMet to raise additional funding upon closing of the Joint Arrangement.  Glencore also committed to either convert outstanding convertible debentures or backstop additional funding under the rights offering to repay these debentures.

On February 27, 2023, Glencore confirmed it will not convert the convertible debt and will extend the maturity of the convertible debt until the rights offering closing date expected on or around April 6, 2023.  In addition, Glencore confirmed it will continue to provide financial support to enable the Company to continue its business operations as a going concern through at least March 31, 2024.

Other Financing

On February 27, 2023, the Company filed a notice and circular for an offering of rights ("Right") to holders of common shares of the Company to raise $195.4 million in gross proceeds ("Rights Offering").  Every shareholder received one Right for each common share owned on March 10, 2023, the record date for the Rights Offering, and each Right entitles the holder to acquire 0.91068844 new common shares of the Company at $2.11 per share. This offering of Rights will expire on April 4, 2023 and is fully backstopped by Glencore, who agreed to purchase any common shares not subscribed for by holders of Rights, subject to the satisfaction of the terms and conditions of the Standby Purchase Agreement.  Glencore will be entitled to a fee at the closing of the Rights Offering of approximately $5.862 million, which is equal to 3.0 percent of the total funds committed by Glencore under the Standby Purchase Agreement.  The Company intends to use the proceeds of the Rights Offering to repay all outstanding convertible debt and promissory notes due to Glencore, fund PolyMet's portion of the Joint Arrangement initial work program and to fund general corporate activities.  Glencore confirmed it will extend the maturity of the convertible debt until the rights offering closing date expected on or around April 6, 2023.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

Summary of Quarterly Results

	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
Loss from operations	(2,539)	(3,121)	(3,432)	(3,808)	(1,960)	(2,193)	(5,081)	(3,576)
Other income (expense)	(5,196)	(4,917)	(5,793)	(4,794)	(990)	(1,601)	(47)	(121)
Loss for the period	(7,735)	(8,038)	(9,717)	(8,602)	(2,950)	(3,794)	(5,128)	(3,697)
Loss for the period ($/share) (1)	(0.08)	(0.08)	(0.10)	(0.08)	(0.03)	(0.04)	(0.05)	(0.04)
Cash used in operating activities	(6,010)	(3,609)	(2,857)	(2,756)	(2,399)	(3,675)	(2,242)	(2,124)
Cash provided by (used in) financing activities	9,995	7,000	7,000	7,290	(5)	9,917	-	6,791
Cash used in investing activities	(1,550)	(2,457)	(1,797)	(2,162)	(2,128)	(1,546)	(1,427)	(1,758)

(1) Loss per share amounts may not reconcile due to rounding differences and share issuances during the year.

The loss for the period includes share-based compensation for the period ended:

December 31, 2022 - $0.373 million	December 31, 2021 - $0.233 million
September 30, 2022 - $0.425 million	September 30, 2021 - $0.107 million
June 30, 2022 - $0.290 million	June 30, 2021 - $0.459 million
March 31, 2022 - $0.831 million	March 31, 2021 - $0.400 million

Results fluctuate from period to period based on NorthMet development, corporate activities, and non-cash items.  See additional discussion below.

Three months ended December 31, 2022 compared to three months ended December 31, 2021

Focus during the current year period was on legal defense of NorthMet permits, engineering and optimization opportunities, site monitoring and permit compliance, maintenance of existing infrastructure and activities necessary to close the Joint Arrangement with Teck.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $7.735 million ($0.08 per share) compared to a loss of $2.950 million ($0.03 per share) during the prior year period.  The increased loss was primarily due to transaction costs related to the Joint Arrangement and non-cash charges related to interest expense on increased debt.

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $6.010 million compared with cash used during the prior year period of $2.399 million.  The increase was primarily due to transaction costs related to the Joint Arrangement.

Cash provided by financing activities during the current year period was $9.995 million compared to cash used during the prior year period of $0.005 million.  The increase was due to funding received from issuance of a promissory note to Glencore during the current year period.

Cash used in investing activities during the current year period was $1.550 million compared to cash used during the prior year period of $2.128 million.  The decrease was primarily due to timing of cash payments.

Including the effect of foreign exchange, cash increased during the current year period by $2.442 million to $11.046 million compared to the prior year period where cash decreased by $4.532 million to $2.958 million.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

c) Capital Expenditures for the Period:

During the current year period, mineral property, plant, and equipment costs were capitalized in the amount of $2.136 million as compared to $1.643 million during the prior year period.  The increase was primarily due to increased costs to support legal defense of NorthMet permits and prepare the site for construction.

Selected Annual Financial Information

For the Year Ended	December 31, 2022	December 31, 2021	December 31, 2020
Revenue	-	-	-
Net loss	(34,092)	(15,569)	(20,830)
Basic and diluted loss per share	(0.34)	(0.15)	(0.21)
Total Assets	492,853	468,126	460,714
Convertible and non-convertible debt	94,389	53,448	35,376
Total Shareholders' Equity	328,174	357,607	369,639

Year ended December 31, 2022 compared to year ended December 31, 2021

Focus during 2022 was on legal defense of NorthMet permits, engineering and optimization studies, site monitoring and permit compliance, maintenance of existing infrastructure, financing and activities necessary to close the Joint Arrangement with Teck.

a) Loss for the Year:

During 2022, the Company incurred a loss of $34.092 million ($0.34 loss per share) compared to a loss of $15.569 million ($0.15 loss per share) during the prior year period.  The increased loss was primarily due to transaction costs related to the Joint Arrangement and non-cash charges related to interest expense on increased debt.

b) Cash Flows for the Year:

Cash used in operating activities during 2022 was $15.232 million compared to cash used during 2021 of $10.440 million.  The increase was primarily due to transaction costs related to the Joint Arrangement.

Cash provided by financing activities during 2022 was $31.285 million compared to cash provided during 2021 of $16.703 million.  The increase was due to timing of funding received from issuance of unsecured convertible debentures and a promissory note to Glencore.

Cash used in investing activities during 2022 was $7.966 million compared to cash used during 2021 of $6.859 million. The increase was primarily due to increased costs to support legal defense of NorthMet permits and prepare the site for construction.

Including the effect of foreign exchange, total cash on hand increased during 2022 by $8.088 million to $11.046 million compared to 2021 where cash decreased $0.596 million to $2.958 million.

c) Capital Expenditures for the Year:

During 2022 mineral property, plant, and equipment costs were capitalized in the amount of $8.318 million as compared to $7.038 million during 2021.  The increase was primarily due to higher investing activity expenditures as noted above.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

Year ended December 31, 2021 compared to year ended December 31, 2020

Focus during 2021 was on was on legal defense of NorthMet permits, engineering and optimization opportunities, site monitoring, permit compliance, maintenance of existing infrastructure and financing.

a) Loss for the Year:

During 2021, the Company incurred a loss of $15.569 million ($0.15 loss per share) compared to a loss of $20.830 million ($0.21 loss per share) during 2020.  The decreased loss was primarily due to lower spend on NorthMet studies and evaluation of the mineral resource partially offset by higher interest expense and insurance premiums.

b) Cash Flows for the Year:

Cash used in operating activities during 2021 was $10.440 million compared to cash used during 2020 of $17.940 million.  The decrease was primarily due to the decreased loss as noted above and changes in working capital.

Cash provided by financing activities during 2021 was $16.703 million compared to cash provided during 2020 of $22.684 million.  The decrease was due to timing of funding received from issuance of unsecured convertible debentures to Glencore.

Cash used in investing activities during 2021 was $6.859 million compared to cash used during 2020 of $8.592 million.  The decrease was primarily due to lower capitalized spend following receipt of permits as the Company awaits resolution of legal challenges to permits.

Including the effect of foreign exchange, cash decreased during 2021 by $0.596 million to $2.958 million compared to 2020 where cash decreased by $3.847 million to $3.554 million.

c) Capital Expenditures for the Year:

During 2021, mineral property, plant, and equipment costs were capitalized in the amount of $7.038 million as compared to $7.923 million during 2020.  The decrease was primarily due to lower expenditure as noted above.

Liquidity and Capital Resources

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, the following table summarizes the Company's contractual obligations as at December 31, 2022:

Contractual Obligations	Carrying Value	Contractual Cash flows	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts payable and accruals	$3,833	$3,833	$3,436	$397	$-	$-
Lease liability	334	366	150	216	-	-
Promissory note	10,033	10,292	10,292	-	-	-
Convertible debt	84,356	87,611	87,611	-	-	-
Environmental rehabilitation provision	65,631	119,141	1,545	14,120	3,512	99,964
Firm commitments	-	436	64	284	88	-
Total	$164,187	$221,679	$103,098	$15,017	$3,600	$99,964

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business and regularly reviews these matters for adequacy of recognition and disclosure.  The assessment of provisions and contingencies inherently involves the exercise of significant judgment.  Other than items recognized or disclosed elsewhere in these financial statements, no significant contingencies were identified as at December 31, 2022.

The Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the NorthMet Project is constructed and operational.  As at December 31, 2022, the Company had cash of $11.046 million and a working capital deficiency of $86.386 million, primarily due to $84.356 million in convertible debt with Glencore being due March 31, 2023 and a $10.033 million promissory note with Glencore due on the rights offering closing date.

Subsequent to year end, the Company filed a notice and circular for an offering of rights to holders of common shares of the Company to raise $195.4 million in gross proceeds.  The Company estimates that it will have approximately $100 million in available funds after payment of rights offering costs and settlement of the working capital deficiency and intends to use approximately $85 million to fund the Company's portion of the costs of the Joint Arrangement and approximately $15 million for general corporate purposes.  Glencore confirmed it will extend the maturity of the convertible debt until the rights offering closing date expected on or around April 6, 2023 at which time all debt will be repaid.

The Company believes it is probable it will continue to receive funding from Glencore or other financing sources, including funding from the rights offering launched subsequent to year end, allowing the Company to satisfy future financial obligations, to complete development of the NorthMet Project and to conduct future profitable operations. Management's belief is based upon the underlying value of NorthMet, progress on obtaining and maintaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.  Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months from the date of these consolidated financial statements.

The Company continues to explore various sources of debt and equity finance opportunities sufficient to fund its share of construction and generate future profitable operations.  Construction and ramp up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.

In late December 2019, a novel coronavirus ("COVID-19") was identified and subsequently spread worldwide.  On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic creating an unprecedented global health and economic crisis.  The impact of COVID-19 and its variants (together "COVID") on global markets has been significant.  As of the date of these statements, there has not been any material direct impact on the Company's operations as a result of COVID.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

Financial Instruments and Risk Management

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 - Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include restricted deposits measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $11.460 million (December 31, 2021 - $13.743 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $1.587 million (December 31, 2021 - $2.113 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $1.019 million (December 31, 2021 - $0.984 million).

The fair values of the convertible debt and promissory note approximate the carrying amount at amortized cost using the effective interest method.  The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Risks Arising from Financial Instruments and Risk Management

The Company's activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk.  Risk management is the responsibility of executive management under policies approved and monitored by the Board of Directors.  Reflecting the current stage of development of the NorthMet Project, the overall risk management program focuses on facilitating the Company's ability to continue as a going concern and seeks to minimize potential adverse effects on the Company's ability to execute its business plan.

Currency Risk

The Company incurs expenditures in Canada and the United States.  The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.  Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accrued liabilities will vary in U.S. dollar terms due to changes in exchange rates.

As the majority of the Company's expenditures are in U.S. dollars, the Company has kept a significant portion of its cash in U.S. dollars.  The Company has not hedged its exposure to currency fluctuations as the exposure to currency risk is currently insignificant.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

Interest Rate Risk

Interest rate risk arises from interest paid on floating rate debt and interest received on cash and liquid short-term deposits.  The Company has not hedged any of its interest rate risk.

The Company was exposed to interest rate risk through the following assets and liabilities:

	December 31, 2022	December 31, 2021
Cash	$11,046	$2,958
Restricted Deposits	81	555
Promissory Note	$10,033	$17,695

Based on the above net exposures, as at December 31, 2022, a 1% change in interest rates would have impacted the Company's loss by approximately $0.111 million and carrying value of the promissory note by approximately $0.100 million.

Credit Risk

Credit risk arises on cash and restricted deposits held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable.  The maximum exposure to credit risk is equal to the carrying value of the financial assets of $24.785 million.

The Company's cash and restricted deposits are primarily held through large Canadian and United States financial institutions.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in the "Liquidity and Capital Resources" section above.

Capital Management

The Company's capital management objective is to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property.  In the management of capital, the Company includes the components of shareholders' equity, convertible debt and non-convertible debt.  The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.  The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors.  The budgets are approved by the Board of Directors.

Although the Company expects to have the necessary resources to carry out its plans and operations through December 31, 2022, it does not currently have sufficient capital to complete the development of NorthMet and generate future profitable operations and is in discussions to arrange sufficient capital to meet these requirements.  The Company's objective is to identify the source or sources from which it will obtain the capital required to complete the NorthMet Project and manage liquidity risk.  Further, Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months from the date of the consolidated financial statements.  See additional discussion in the "Liquidity and Capital Resources" section above.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Year ended December 31,
	2022	2021
Salaries and other short-term benefits	$2,434	$1,997
Other long-term benefits	74	137
Share-based payment (1)	1,742	956
Total	$4,250	$3,090

(1) Share-based payment represents the amount capitalized or expensed during the period.

Agreements with senior management contain severance provisions in certain circumstances, including for example, for termination without cause by the Company, termination by the employee for good reason (as defined in the agreement) or in connection with a change of control.  Other than Jonathan Cherry, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore's ownership and majority shareholder relationship, it is also a related party.  In addition to the transactions and liabilities described elsewhere in this MD&A, the Company is a party to a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for technical support and other costs requested under an agreed scope of work, primarily in detailed NorthMet Project design and mineral processing.  During 2022, the Company recorded $0.168 million (2021 - $0.180 million) for services under this agreement.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed asset or business acquisition/disposal transactions that will materially affect the performance of the Company.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  This requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates used in the preparation of the consolidated financial statements are as follows:

Determination of Mineral Reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company's property.  In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, metal prices and exchange rates.  Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data.  In addition, management will form a view of forecast prices for its products, based on current and long-term historical average price trends.  Changes in the proven and probable reserve estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, deferred tax amounts and depreciation, depletion and amortization.

Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when there is a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate reflecting current market assessments of the time value of money.  The provision for environmental rehabilitation obligations represents management's best estimate of the present value of the future cash outflows required to settle the liability.

The estimates of environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability, changes in operating plans, or changes in cost estimates.  Operations may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  The likelihood of new regulations and overall effect upon the Company may vary greatly and are not predictable.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

Critical Accounting Judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting judgments.  This requires management to make judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting judgments used in the preparation of the consolidated financial statements are as follows:

Impairment of non-financial assets

The carrying amounts of non-financial assets, including mineral property, plant and equipment, and intangibles are reviewed at each reporting date, or when events or circumstances indicate the asset may not be recoverable, to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal (“FVLCD”).  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information include changes in the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount. Internal sources of information include indications of economic performance of the asset.

Going concern assumptions

The Company must assess its ability to continue as a going concern and prepare financial statements on a going concern basis unless it either intends to liquidate or cease trading or has no realistic alternative but to do so.  In assessing whether the going concern assumption is appropriate, the Company takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:  Unlimited common shares without par value.

The following table summarizes the outstanding share information as at March 16, 2023:

Type of Security	Number Outstanding	Weighted Average Exercise Price
Issued and outstanding common shares (1)	101,688,603	$-
Restricted share units	1,471,905	$-
Share options	1,071,700	$7.63
Share purchase warrants	745,307	$6.38

(1) Includes 9,550 of restricted shares which vest upon production.

As at December 31, 2022, the Company had obligations to issue up to 364,000 shares under the Company's bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company's Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.

Risks and Uncertainties

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties.  Only those persons who can bear the risk of the entire loss of their investment should participate.  An investor should carefully consider the risks described in PolyMet's Annual Information Form for the year ended December 31, 2022 and other information filed with both the Canadian and United States securities regulators before investing in the Company's common shares.  The risks described in PolyMet's Annual Information Form are not the only ones faced.  Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business.  If any of the risks described in PolyMet's Annual Information Form for the year ended December 31, 2022 occur, the Company's business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Management's Responsibility for Consolidated Financial Statements

The information provided in this report and the accompanying Consolidated Financial Statements are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with IFRS and include certain estimates that reflect management’s best judgments.

The Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the US Exchange Act and the rules of the Canadian Securities Administrators as at December 31, 2022 (the "Evaluation Date").

PolyMet Mining Corp. Management's Discussion and Analysis For the Years Ended December 31, 2022 and 2021 All figures in thousands of U.S. Dollars, except for shares and per share amounts

Based on such evaluation, such officers concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective.  Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the US Securities and Exchange Commission and the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under Canadian and United States securities legislation is accumulated and communicated to the Company's management to allow timely decision regarding disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2022.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2022 has been audited by Deloitte & Touche LLP, the Company’s independent registered public accounting firm, as stated in their report, which is included with the Company’s annual consolidated financial statements.

There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Additional Information

Additional information related to the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Company's website www.polymetmining.com.